Exhibit 6.6

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”), is entered into, effective as of January 1, 2021, by and between Hammitt, Inc., a California corporation (the “Company”) and Anthony J. Drockton (“Executive”), an individual residing at [_________________] (collectively, the “Parties”).

RECITALS

WHEREAS, the Company has employed the Executive, the Company’s founder, since the Company’s formation in 2008 without a written agreement; and, the Parties desire to affirm the terms and conditions of the Executive’s employment with the Company which are set forth herein.

In consideration of the foregoing, of the mutual promises herein, and of other good and valuable consideration, the Parties hereto, intending legally to be bound, hereby agree as follows:

1.            Employment. Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to employ Executive, and Executive hereby accepts employment with the Company as of January 1, 2021 (the “Effective Date”).

2.            Duties. The Executive shall faithfully perform all duties of the Company reasonably related to the titles and positions of Chairman of the Board and Chief Creative Officer, including but not limited to the following:

•	All duties designated and typical to a Chairman of the Board

•	Financial oversight and ultimate authority over finances

•	Branding and creative development

•	Technology

•	Market development

The Executive agrees to use his best efforts in performing his duties and to do all things necessary to consummate, make effective, and comply with the terms of this Agreement. The Executive shall devote the Executive’s full time and attention to the performance of the Executive’s duties and responsibilities on behalf of the Company.

3.	Term and Termination

a.            Term. The term of employment pursuant to this Agreement began effective as of the Effective Date and shall continue for a term of three (3) years (the “Initial Term”), after which time this Agreement shall automatically renew for consecutive one (1) year periods (each a “Renewal Term”) unless: (i) Executive's employment is terminated by either party in accordance with the terms of this Agreement; or (ii) either Party gives notice no less than thirty (30) days prior to the end of the Initial Term or any Renewal Term of its or his intent not to renew the Agreement.

b.            Termination

i.           General. If Executive’s employment is terminated for any reason during the Initial Term or any Renewal Term, Executive shall be entitled to receive Executive’s full base salary earned and accrued through the Date of Termination and not yet paid by the Company, any expenses incurred and not yet paid by the Company (the “Accrued Obligations”). All Accrued Obligations shall be paid in cash in a single lump sum as soon as practicable, but in no event more than thirty (30) days following the Date of Termination (or at such earlier date as may be required by law).

ii.          Termination by the Company. The Company may terminate Executive’s employment with or without Cause.

(1)         Cause. For purposes of this Agreement, “Cause” means (A) the failure by Executive to perform his duties as set forth in the Agreement, (B) any material breach by Executive of the terms and conditions of this Agreement, (C) the engaging by Executive in willful conduct which is injurious to the Company, monetarily or otherwise, (D) the conviction of Executive by a court of competent jurisdiction of, or pleaded guilty or nolo contendere to, any felony or any crime involving moral turpitude, or (E) the committing by Executive of a willful act of fraud, embezzlement, misappropriation or intentional breach of fiduciary duty against the Company or any other person; provided that in the case of the preceding clauses (A) and (B), the Company shall first have given Executive written notice identifying Executive’s failure or breach, and Executive shall have failed to satisfactorily cure such failure or breach within thirty (30) days after receiving such written notice from the Company. For purposes of this Section 3.b.ii. no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive in bad faith.

(2)         Without Cause. If the Company terminates Executive’s employment without Cause, Executive shall, in addition to the amounts provided in Section 3.b.i., be entitled to receive Executive’s base salary as in effect on the Date of Termination through the remainder of the Initial Term or, if the Date of Termination is after the Initial Term then through the remainder of the Renewal Term, payable in accordance with the payroll policies of the Company.

iii.        Termination for Good Reason. The Executive may terminate the Executive’s employment for Good Reason.

(1)         For purposes of this Agreement, “Good Reason” means any one of the following without the Executive’s consent: (A) any action by the Company which results in a material diminution of the Executive’s authority, duties or responsibilities (other than any insubstantial action not taken in bad faith and which is promptly cured by the Company, to the extent curable, upon notice by Executive); (B) a material breach by the Company of its obligations hereunder; provided that in the case of the preceding clauses (A) and (B), the Executive shall first have given the Company written notice identifying Company’s action or breach, and Company shall have failed to satisfactorily cure such failure or breach within thirty (30) days after receiving such written notice from the Executive.

(2)         If the Executive terminates Executive’s employment for Good Reason, Executive shall, in addition to the amounts provided in Section 3.b.i., be entitled to receive Executive’s base salary as in effect on the Date of Termination through the remainder of the Initial Term or, if the Date of Termination is after the Initial Term then through the remainder of the Renewal Term, payable in accordance with the payroll policies of the Company.

iv.         Notice of Termination. Any termination by the Company for Cause or without Cause and by any resignation by Executive shall be communicated by written notice (a “Notice of Termination”) as set forth in Section 9 below.

v.         Date of Termination. For the purpose of the Agreement, the term “Date of Termination” means (1) in the case of a termination for which a Notice of Termination is required, the date specified in such Notice of Termination (or, if later, the expiration of any applicable cure or notice period) and (2) in all other cases, the actual date on which Executive’s employment terminates.

c.            Effects of Termination. Effective as of any Date of Termination under this Section 3 or as of such earlier date as the Company may request following the receipt or delivery of a Notice of Termination, Executive’s employment hereunder shall terminate, he shall be deemed to have resigned from any office he then holds in the Company and hereby authorizes the Company to execute on his behalf any and all instruments of resignation necessary to effect the foregoing, and all rights and obligations of the Parties under the Agreement shall terminate, except which arose prior to or upon the termination of the Agreement or as otherwise required by law.

4.	Compensation.

a.            Salary. Executive shall be entitled to receive a base salary of $350,000 per annum for the calendar year 2021, to be increased on January 1, 2022 by a minimum of 7.5% of the Executive’s, and then to be  increased on January 1, 2023 by a minimum of 7.5% of the Executive’s 2022 base salary, to be paid in accordance with Company’s normal payroll practices and procedures.

b.            Benefits. The Company shall reimburse Executive for medical and dental expenses in accordance with a medical plan that is at least as beneficial to Executive as the medical plan in effect as of the date of this Agreement, or otherwise reimburse Executive in amounts equal to what he would receive under such a plan. Further, subject to any applicable legal limitations, Executive shall be eligible to participate fully in all other fringe benefits provided by the Company for its employees in general, or for its executives.

c.            Bonus. Executive shall be entitled to an annual discretionary bonus based on achieving Company sales growth of 30%, 40%, and 50% of $20k, $40k, and $60k in years 2021, 2022, and 2023 respectively subject to maintaining a positive annual EBITDA.

d.            Incentive and Deferred Compensation. The Company shall grant to Executive an Incentive Stock Option for 500,000 shares of Class A Common Stock at a price of $1.322 per share, and vesting in equal annual installments over three (3) years, beginning January 1, 2021 such that 167,000 options will vest on December 31, 2021, 167,000 options will vest on December 31, 2022, and 166,000 options will vest on December 31, 2023. Notwithstanding the above stated vesting schedule if the Executive’s employment is terminated for Good Reason or in the Event of a Change of Control (as defined below) all unvested options shall vest immediately.

“Change in Control” means the occurrence of any one or more of the following: (A) any merger or consolidation of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company’s Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or the liquidation or dissolution of the Company, or (C) individuals who would constitute a majority of the members of the Board elected at any meeting of shareholders or by written consent shall be elected to the Board and the election or the nomination for election by the shareholders of such directors was not approved by a vote of at least two-thirds of the directors in office immediately prior to such election.

e.             Expense Reimbursement. The Company shall reimburse Executive for all reasonable out-of-pocket expense that Executive incurs in connection with his employment, upon presentation by Executive of appropriate vouchers and backup consistent with Company policies.

5.             Confidentiality. Executive agrees that at all times during Executive’s employment and following the conclusion of Executive’s employment, whether voluntary or involuntary, Executive will hold in strictest confidence and not disclose Confidential Information (as defined below) to anyone how is not also an Executive of the Company or to any Executive of the Company who does not have access to such Confidential Information, without express written authorization of the President of the Company. “Confidential Information” shall mean any trade secrets or Company proprietary information, including but not limited manufacturing techniques, processes, formulas, customer lists, inventions, experimental developments, research projects, operating methods, cost, pricing, financial data, business plans and proposals, data and information the Company receives in confidence from any other party, or any other secret or confidential matters of the Company. Additionally, Executive will not use any Confidential Information for Executive’s own benefits or to the detriment of the Company during Executive’s employment or thereafter, Executive also certifies that employment with the Company does not and will not breach any agreement or duty that Executive has to anyone concerning confidential information belonging to others. The forgoing is limited by 18 Section 1833(b) which states that “An individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law, or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.”

6.            Representations and Warranties. Executive hereby represents and warrants to the Company that his employment under the terms of this Agreement does not and will not breach any noncompetition agreement or any agreement to keep in confidence proprietary information acquired in confidence or in trust prior to the Executive’s engagement by the Company. Executive further represents and warrants that he has not, and will not, enter into any agreement that conflicts with or violates this Agreement and shall not bring or use the proprietary information of another other than the Executive’s own proprietary information without receiving written authorization for the possession and use of such.

7.            Indemnification. The Executive shall indemnify and hold harmless the Company, its officers, agents, executives, and service providers against all claims, costs, expenses, liabilities, and lost profits, including amounts paid in settlement, incurred by any of them as a result of the material breach by Executive of any provision of this Agreement. The provisions of this Section shall survive termination of this Agreement.

8.            D&O Coverage. The Company shall maintain director’s and officer’s liability insurance coverage with an insurer of national reputation in an amount reasonably determined by the Board to adequately to cover any director or officer liability in accordance with policy terms and the Company’s customary form indemnification agreement.

9.            Notices. Any notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed given (a) on the same day if given by hand, (b) on the fifth business day after mailing if given by registered or certified mail, return receipt requested, postage prepaid, (c) on the next business day after it was deposited with the courier service if sent by reputable overnight courier for next business day delivery, addressed to Executive at Executive’s address (as noted on the signature page or as updated in the Company employee payroll files), or to Company at the 2101 Pacific Coast Hwy, Hermosa Beach, CA 90254.

10.          Legal Fees. In the event that legal proceedings are commenced in connection with this Agreement or the transactions contemplated hereby, the party or Parties which do not prevail in such proceedings shall pay the reasonable attorneys’ fees and other costs and expenses, including investigation costs, incurred by the prevailing party in such proceedings.

11.          Entire Agreement. This Agreement, together with any other agreement regarding confidentiality, intellectual property rights, non-competitions or non-solicitation constitutes the entire agreement between the Parties with respect to the Executive and the Executive’s relationship with the Company and supersedes all prior agreements and understandings between the parties, whether oral or written, with respect to the same.

12.          Effect. This Agreement shall be binding on the and inure to the respective benefit of the Company and its successor and assigns and the Executive.

13.          Governing Law. This Agreement will be governed by and construed according to the laws of the State of California, without regard to conflicts of law rules of such State.

14.          Consent to Jurisdiction and Venue. Each of the parties agrees that any suit, action, or proceeding arising out of this Agreement may be instituted against it in the state or federal courts location in Los Angeles County, California. Each of the Parties hereby waives any objection that it may have to the venue of any such suit, action, or proceeding, and each of the parties hereby irrevocably consents to the personal jurisdiction of any such court in any such suit, action, or proceeding.

15.          Section Headings. The section heading are for the convenience of the Parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

16.          Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

17.          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

AGREED AND ACCEPTED as of the day and year first above written.

HAMMITT, INC.

By:	/s/ Andrew Forbes
Andrew Forbes, Chief Executive Officer 2101 Pacific Coast Hwy
Hermosa Beach, CA 90254

ANTHONY J. DROCKTON

/s/ Anthony J. Drockton
Anthony J. Drockton, an individual [_________________]
[_________________]

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